                                                         Filed By VeriSign, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                       Subject Company: Illuminet Holdings, Inc.
                                                   Commission File No. 000-27555


VeriSign, Inc. issued a press release on September 24, 2001, related to VeriSign's proposed acquisition of Illuminet, the text of which is attached hereto as Exhibit A.

VeriSign held a conference call on September 24, 2001, related to its proposed acquisition of Illuminet, the script of which is attached hereto as Exhibit B.

VeriSign has posted information on its website, verisign.com, related to VeriSign's proposed acquisition of Illuminet, the text of which is attached hereto as Exhibit C.

Verisign has posted a corrected press release on September 24, 2001, on its website, Verisign.com, related to Verisign's proposed acquisition of Illuminet, the text of which is attached hereto as Exhibit D.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both VeriSign and Illuminet are advised to read the prospectus/proxy statement regarding the proposed business combination transaction referenced in the following information, when it becomes available, because it will contain important information. Illuminet expects to mail a prospectus/proxy statement about the proposed merger to its stockholders. Such prospectus/proxy statement will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained from VeriSign or Illuminet by directing such requests to the respective addresses listed below.

Requests for documents relating to           Requests for documents relating to
VeriSign should be directed to:              Illuminet should be directed to:

VeriSign, Inc.                               Illuminet Holdings, Inc.
487 E. Middlefield Road                      4501 Intelco Loop, S.E.
Mountain View, CA  94043                     Lacey, WA  98503
Attn: Investor Relations                     Attn: Investor Relations
(650) 961-7500                               (360) 493-6000


VeriSign and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Illuminet with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in VeriSign's Proxy Statement for its 2001 Annual Meeting of

Stockholders filed with the Securities and Exchange Commission on April 12, 2001. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from VeriSign.

Illuminet and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Illuminet with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Illuminet's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 26, 2001. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Illuminet.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, matters discussed in the following materials may be considered forward looking statements that involve risks and uncertainties, including those set forth in the attached documents and the other risks detailed from time to time in each companies' SEC reports, including without limitation their quarterly reports on Form 10-Q and their annual reports on Form 10-K as they may be updated or amended with future filings. The actual results achieved may differ materially from any forward looking statements due to such risks and uncertainties.

                                    EXHIBIT A

[GRAPHIC REMOVED HERE]


                          VeriSign to Acquire Illuminet
     Acquisition reinforces strategy to extend digital trust services beyond the Internet to telephony and other network systems

     Mountain View, CA, September 24, 2001 - VeriSign, Inc. (Nasdaq:VRSN), the leading provider of digital trust services, today announced a definitive agreement to acquire publicly traded Illuminet Holdings, Inc. (Nasdaq: ILUM) of Olympia, Washington. Illuminet is a leading provider of intelligent network and signaling services to communications carriers.

     Illuminet's business will expand the breadth of VeriSign's digital trust services portfolio, which includes Web identity, authentication and payment services. These services are supported by an infrastructure relied upon to conduct over 5 billion domain name system (DNS) look-ups, 100 million database queries, and millions of secure commerce and communications transactions every day.

     "Through this combination, service providers and enterprises will have the opportunity to use VeriSign's highly scalable data and voice infrastructure to deliver new services and to improve the speed and efficiency of their current offerings," said Stratton Sclavos, president and CEO of VeriSign. "Just as we created a trusted digital environment with our Internet-based services, this new integrated data-voice infrastructure will serve as the foundation for new types of services for the highly anticipated next-generation networks."

     "Our customers benefit from the marriage of the Internet infrastructure and communications network because it opens up the opportunities for new data and voice services," said Roger H. Moore, CEO of Illuminet Holdings. "The combination of VeriSign and Illuminet will accelerate the delivery of services that can generate new revenue."

     VeriSign will utilize its global infrastructure to accelerate the introduction of new services for Illuminet's customers, such as secure short messaging, local number portability and Voice Over IP bridging. Illuminet will also enable VeriSign to deliver data-voice offerings such as WebNum(TM), a navigation service that enables wireless phones to link specific numbers directly to Internet domain names; services using ENUM, which combines phone numbers and domain names to create one contact point for businesses and individuals; and a Global Voice Registry service, which enables callers to reach a business simply by speaking the company's name.

     Under the terms of the agreement, VeriSign will exchange 0.93 shares or options of VeriSign common stock for each outstanding share and option of Illuminet and will assume Illuminet's outstanding employee stock options. This will result in VeriSign issuing approximately 30.4 million shares for all issued and outstanding shares (including stock options) of Illuminet. Based on VeriSign's closing stock price of $38.30 per share on September 21, 2001, this exchange ratio values the transaction at approximately $1.2 billion. This acquisition will be accounted for as a purchase transaction and is expected to be completed late in the fourth quarter of 2001 or early in the first quarter of 2002. The acquisition has been approved by the board of directors of each company and is subject to various closing conditions, including government approvals and consent by the stockholders of Illuminet.

2/2/2 VeriSign to Acquire Illuminet

     With more than 900 customers, including major carriers in the long distance, local and wireless markets, Illuminet provides carriers access to the system of signaling networks for nearly the entire U.S. public-switched telecommunications infrastructure.

     Through its comprehensive SS7 network, Illuminet delivers a full range of connectivity, signaling and database services that include seamless roaming for wireless carriers, intelligent network services, Operations Support Interconnection Services, SS7 network usage measurement and real-time account management for pre-paid wireless users. Illuminet supports telecommunications networks used to make wireless calls, long-distance calls and Internet connections by ensuring that carriers can connect to each other and also enabling advanced calling features such as caller identification and local number portability.

     In the second quarter of 2001, Illuminet reported revenues of $47.2 million. It has approximately 500 employees. It is based in Olympia, Washington and also has a significant presence in Overland Park, Kansas and in Dallas, Texas. Operations will continue in those areas. Additional information on Illuminet is available at www.illuminet.com.
                          -----------------

Conference Call

     VeriSign will host a conference call at 5:30am (Pacific) on Monday, September 24th to discuss the announcement. A listen-only live broadcast of the conference call will be available at www.verisign.com. A replay of the
                                     ----------------
teleconference will also be available at (888) 203-1112 (passcode: 733616) beginning at 8:30am (Pacific) on September 24th and running through October 1st.

About VeriSign

VeriSign, Inc. (Nasdaq:VRSN) is the worldwide leader in providing digital trust services that enable everyone, everywhere to use all networks with confidence. Digital trust services create a trusted environment through three core offerings
- Web identity, authentication and payment services - powered by an infrastructure that manages billions of network transactions daily. Additional news and information about the company is available at www.verisign.com.
                                                       ----------------

Statements in this announcement other than historical data and information constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve risks and uncertainties that could cause VeriSign's actual results to differ materially from those stated or implied by such forward-looking statements. The following potential risks and uncertainties, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the transaction to close due to the failure to obtain regulatory or other approvals; failure of the Illuminet stockholders to approve the merger; the risk that the businesses will not be integrated successfully and unanticipated costs of such integration; failure of the combined company to retain and hire key executives, technical personnel and other employees; failure of the combined company to manage its growth and the difficulty of successfully managing a larger, more geographically dispersed organization; failure of the combined company to successfully manage relationships with customers, suppliers and strategic customers; network outages, network capacity constraints or security breaches; failure of the combined company's customers to accept new services or to continue using the products and services of the combined company; and competition in the various markets serviced by the combined company.

More information about potential factors that could affect VeriSign's business and financial results is included in VeriSign's filings with the Securities and Exchange Commission, especially in the company's Annual Report on Form 10-K for the year ended December 31, 2000 and Forms 10-Q for the quarters ended March 31 and June 30, 2001. VeriSign undertakes no obligation to update any of the forward-looking statements made the date of this press release.

VeriSign Contacts:

Media: Tom Galvin, tgalvin@verisign.com, 650-426-5526
                   --------------------
Investor Relations: Katie Ochsner, kochsner@verisign.com, 650-426-3512
                                   ---------------------

                                   EXHIBIT B

                                                                  VERISIGN, INC.
                                                     Moderator: Stratton Sclavos
                                                                          Page 1



                                 VERISIGN, INC.

                           Moderator: Stratton Sclavos
                               September 24, 2001

                                   5:30am PDT

Operator: Good morning everyone and welcome to this VeriSign Special Strategic Announcement conference call. Today's call is being recorded.

At this time for opening remarks and introductions I'd like to turn the call over to Mr. Stratton Sclavos, President and CEO of VeriSign. Please go ahead sir.

Stratton Sclavos: Thank you operator and good morning everyone. And thanks for joining us on this early morning call. We're here this morning to discuss today's announcement detailing VeriSign's acquisition of Illuminet Holdings, Inc.

Joining me on the call here in Mountain View are Roger Moore, the Chief Executive Officer of Illuminet, and Dana Evan, our Chief Financial Officer.

Before we begin, I'd like to inform you that a press release covering today's announcement was sent over the wire this morning at 12:01 am Pacific Time. This press release can also be found on our website at www.verisign.com.

I also need to remind you that the matters we will be discussing today may include forward-looking statements that are subject to the risks and uncertainties that could cause actual results to differ materially from those stated, as described in both companies' most recently filed 10-Qs and 10-Ks.

Roger and I will be spending the next 10-15 minutes discussing the business and financial considerations for the strategic acquisition that VeriSign is announcing today. Then we'll open up the call for your questions. We will end the call promptly at 6:30 am Pacific Time or earlier if there are no further questions.

                                                                  VERISIGN, INC.
                                                     Moderator: Stratton Sclavos
                                                                          Page 2



Okay, with the preliminaries out of the way let's begin. I'm very pleased to announce that VeriSign has entered into a definitive agreement to acquire Illuminet Holdings, the leading independent provider of advanced intelligent network, database lookup and billing and clearinghouse services to the communications industry in both wireless and wireline markets.

In order to set the context for a more detailed discussion of this transaction, I'd like to first say a few words about VeriSign's overall strategy that we have discussed with many of you in the past. As you know, we describe our corporate mission as being the #1 trusted infrastructure services company, delivering critical trust services for every transaction, every communication, everywhere around the world. We have also talked a lot about our three existing technology engines that deliver our naming, authentication and payment services across our diverse customer base in our Mass Markets and our Enterprise and Service Provider Divisions. We firmly believe that today we have a portfolio of services that are second to none in terms of criticality, scale, and reliability. In fact, our customers and the public at large now count on us for over 5 billion DNS look-ups, 100 million database queries, and millions of secure commerce and communications transactions every single day. As many of you have heard me say before, we believe we have an incredible opportunity in front of us. And today that opportunity expands again with the acquisition of Illuminet.

We have also talked about VeriSign looking to add new technology "engines" that would be consistent with our trusted utility strategy. Illuminet provides us with a new engine in the telephony space. In fact, as we go through the discussion, I'm sure you'll see that Illuminet was already becoming the VeriSign of the voice networks. As you'll see in a moment, their infrastructure, business model and financial performance are very consistent with our own.


Just as VeriSign provides internet session set-up and routing through the Global Registry's DNS infrastructure, Illuminet provides call setup and routing through its SS7 network for over 900 telecommunications carriers throughout North America. And just as VeriSign provides identity,

                                                                  VERISIGN, INC.
                                                     Moderator: Stratton Sclavos
                                                                          Page 3


authentication and payment services, Illuminet provides intelligent network services for subscriber and caller ID, authentication, payment, and clearinghouse services on a per transaction basis to that same customer base.

We believe our combination with Illuminet extends our leadership position as the premier provider of trusted infrastructure services from the IP network to the voice networks. In other words, Illuminet is a natural extension of our strategy enabling VeriSign to add a new engine that expands our ability to offer trusted infrastructure services for all digital networks.

We believe it's a highly complementary fit in terms of technology, infrastructure, customer sets, business model and culture.

Before we go over the transaction details and talk about some of the technology and infrastructure plans we have, I wanted to introduce Roger and let him say a few words about Illuminet's strategy and business model. Roger is a telecommunications industry veteran with more than 30 years of experience at
AT&T, Nortel and IBM. He has been the CEO of Illuminet since 1996. Roger.....

Roger: Thanks Stratton. Let me add a few comments to explain why we are so excited about today's announcement as well. First of all, speaking for the management team of Illuminet, we are very pleased to be part of this transaction that will create the premiere trusted infrastructure services company. We share the strategic vision of a next generation network architecture and believe that the combination with VeriSign offers an unparalleled opportunity.

     .    Signaling and intelligent network services for carriers.

     . SS7 network acts much like VRSN's DNS systems to help call set-up and routing over then voice network.

     . In addition, we are able to provide other value-added services at the time of call set-up

                                                                  VERISIGN, INC.
                                                     Moderator: Stratton Sclavos
                                                                          Page 4



     . These include subscriber line information, Caller Name services, Roaming services and clearinghouse services

     . We own and operate the largest independent SS7 network in North America with over 230 connection points

     . 900 customers including all types of telecom companies ILECs, CLECs, IXCs, Wireless carriers.

     . Growth strategy driven by adding new customers and offering them an array of existing and new services

     . Databases currently contain 32 million subscriber names and 24 million calling name records

     . Support 22% of LNP services and take part in over 50% of roaming calls in the US

     . 98% of revenues come from recurring services through monthly connection fees and per look-up or DIP database fees

     . High growth over the last 4 years and profitable for 22 consecutive quarters. Operating margins currently over 30%

     .    Have been looking at IP-based services for some time

     . Believe there will be a need for bridging and convergence services between the voice and data networks

     . VeriSign offers the key services in the data and IP world. Perfect fit.

     .    That's probably a good overview, let me now turn it back to Stratton

Stratton:  Thanks Roger.

The transaction highlights are as follows. We will be issuing 0.93 VeriSign shares for each share of Illuminet holdings. The pro forma ownership on a fully diluted basis would be approximately 87% VeriSign, 13% Illuminet Holdings. Roger will be joining the VeriSign board. The transaction is immediately accretive on an EPS basis and should add 5-7% to 2002 earnings versus current First Call estimates. We will, of course, be updating our revenue and earnings guidance as the transaction closes. The transaction will be treated as a purchase accounting transaction. The deal does not require VeriSign shareholder approval,

                                                                  VERISIGN, INC.
                                                     Moderator: Stratton Sclavos
                                                                          Page 5



but will require all the traditional government approvals and an Illuminet shareholder vote. We are currently targeting a late Q4 or early Q1 close.

Given the strategic linkage with VeriSign's Global Registry and the DNS infrastructure, Illuminet will become a part of VeriSign's Enterprise and Service Provider Division.

Now, with the details out of the way, let's talk about why we think this is a key strategic move for VeriSign. First, I think it's pretty obvious that Illuminet is a great company with a proven track record and a strong leadership position in its market. Second, as VeriSign began to investigate building services for wireless and telephony markets such as our WebNum, eNUM and Voice Registry offerings, it became clear that we would need SS7 and intelligent network expertise and infrastructure. Our combination with Illuminet will allow us to introduce these services more quickly and to many more carriers than we could alone. On the other side, Illuminet has been looking to offer its customers IP-based services in areas such as SMS and location-based content and presence management. VeriSign's IP addressing, certificate-based authentication and payment gateway will lead to new products that Illuminet can offer the carriers very quickly. Lastly, with VeriSign's incredibly fast and scalable database look-up infrastructure, we can build a new generation of services that could change the performance and economics of intelligent network services such as Local Number Portability and Pooling. We expect to deliver on all of these synergies in 2002. Most, if not all, will be incremental to current models.

We'll certainly be talking more about these and other initiatives in greater detail as we enter Q4.

To sum up,

     .    Excited about this combination

     . In keeping with our strategy of providing critical infrastructure services

     .    New engine that allows us to deliver services to a broad customer base

     .    Leading provider in new market

     . Helps us deliver faster and better on some of our key telephony initiatives

     .    Provides a foundation for new services to bridge voice and data

                                                                  VERISIGN, INC.
                                                     Moderator: Stratton Sclavos
                                                                          Page 6


     .    Consistent from the business side as well

     .    Recurring revenues driven by increased usage and new services

     .    Strong customer base

     .    Profitable with high operating margins

     . Track record of execution, in fact, both companies recently re-iterated their guidance for Q3 and the year as a whole

So let me just conclude by saying we couldn't be more excited and pleased by this combination. It's something that we believe will resonate with customers, employees and shareholders.

     So with that I'd like to open it up for your questions. And Operator, if we could take the first question please.

--------------------------------------------------------------------

                                   EXHIBIT C

               Q&A with VeriSign CEO & President Stratton Sclavos
               --------------------------------------------------

     VeriSign announced on Monday, September 24, 2001, its intent to acquire Illuminet, a Washington-based company that is the leading provider of intelligent network and signaling services to communications carriers. Illuminet's business will expand the breadth of VeriSign's digital trust services portfolio, which includes Web identity, authentication and payment services supported by an infrastructure relied upon to conduct over 5 billion domain name system (DNS) look-ups, 100 million database queries, and millions of secure commerce and communications transactions every day. In this Q&A, VeriSign President and CEO Stratton Sclavos offers his perspective.

Q. Why did VeriSign decide to acquire Illuminet?
Sclavos: Since VeriSign's inception we have worked to build a trusted environment so that everyone, everywhere could use networks with confidence. The acquisition of Illuminet is the next step in that mission. VeriSign will utilize its global infrastructure to accelerate the introduction of new services for Illuminet's customers, such as secure short messaging, local number portability and Voice Over IP bridging. Illuminet will also enable VeriSign to more effectively deliver data-voice offerings such as WebNum(TM), a navigation service that enables wireless phones to link specific numbers directly to Internet domain names and a Global Voice Registry service, which enables callers to reach a business simply by speaking the company's name.

Q. What are intelligent network services?
Sclavos: Intelligent network services, such as SS7, are certainly not household phrases, but you couldn't make a phone call without them. In that regard, they are like our Domain Name System (DNS), which is also not widely known, but without it you couldn't connect to a Web site or send an e-mail. SS7 is "signaling system 7," a network that all carriers use to connect to each other and offer new services. It's not the network that carries the actual voice transmissions; instead, it serves as the vital infrastructure that directs and routes calls so they can be made efficiently. It also enables carriers to offer advanced intelligent network services such as toll-free service, 911, Caller ID and local number portability, which allows users to retain a phone number if they switch carriers.

Q. What are the growth prospects?
Sclavos: Not only is the SS7 market projected to experience significant organic growth, but also we expect to see significant expansion opportunities as we deliver the new services we talked about such as WebNum and voice registry services. The reason this is such an exciting deal for us is that, in many ways, Illuminet is the "VeriSign of the public-phone infrastructure." This establishes a new engine for growth and is entirely consistent with our strategy to provide an ever-increasing range of services to our customers across any network. We expect to use our DNS technology expertise to give us significant cost-performance advantages in telephony services, take advantage of the integration among various devices and develop those next-generation services.

Q. Will they move their offices to Mountain View?

Sclavos: No, they'll stay right where they are. Illuminet's headquarters are in Olympia, Washington and they also have a significant presence in Overland Park, Kansas and in Dallas, Texas. While it's a complementary company, it offers different services so there is little to no overlap.

Additional information on Illuminet and intelligent network services is
-----------------------------------------------------------------------
available at www.illumnet.com.
-----------------------------

Statements in this Q&A other than historical data and information constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve risks and uncertainties that could cause VeriSign's actual results to differ materially from those statements or implied by such forward-looking statements. The following potential risks and uncertainties, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the transaction to close due to the failure to obtain regulatory or other approvals; failure of the Illuminet stockholders to approve the merger; the risk that the businesses will not be integrated successfully and unanticipated costs of such integration; failure of the combined company to retain and hire key executives, technical personnel and other employees; failure of the combined company to manage its growth and the difficulty of successfully managing a larger, more geographically dispersed organization; failure of the combined company to successfully manage relationships with customers, suppliers and strategic customers; network outages, network capacity constraints or security breaches; failure of the combined company's customers to accept new services or to continue using the products and services of the combined company; and competition in the various markets serviced by the combined company.

More information about potential factors that could affect the company's business and financial results is included in VeriSign's filings with the Securities and Exchange Commission, especially in the company's Annual Report on Form 10-K for the year ended December 31, 2000 and Forms 10-Q for the quarters ended March 31 and June 30, 2001. VeriSign undertakes no obligation to update any of the forward-looking statements after the date of this press release.

                                   EXHIBIT D

[GRAPHIC REMOVED HERE]

                          VeriSign to Acquire Illuminet
     Acquisition reinforces strategy to extend digital trust services beyond the Internet to telephony and other network systems

         Mountain View, CA, September 24, 2001 - VeriSign, Inc. (Nasdaq:VRSN), the leading provider of digital trust services, today announced a definitive agreement to acquire publicly traded Illuminet Holdings, Inc. (Nasdaq: ILUM) of Olympia, Washington. Illuminet is a leading provider of intelligent network and signaling services to communications carriers.

         Illuminet's business will expand the breadth of VeriSign's digital trust services portfolio, which includes Web identity, authentication and payment services. These services are supported by an infrastructure relied upon to conduct over 5 billion domain name system (DNS) look-ups, 100 million database queries, and millions of secure commerce and communications transactions every day.

         "Through this combination, service providers and enterprises will have the opportunity to use VeriSign's highly scalable data and voice infrastructure to deliver new services and to improve the speed and efficiency of their current offerings," said Stratton Sclavos, president and CEO of VeriSign. "Just as we created a trusted digital environment with our Internet-based services, this new integrated data-voice infrastructure will serve as the foundation for new types of services for the highly anticipated next-generation networks."

         "Our customers benefit from the marriage of the Internet infrastructure and communications network because it opens up the opportunities for new data and voice services," said Roger H. Moore, CEO of Illuminet Holdings. "The combination of VeriSign and Illuminet will accelerate the delivery of services that can generate new revenue."

         VeriSign will utilize its global infrastructure to accelerate the introduction of new services for Illuminet's customers, such as secure short messaging, local number portability and Voice Over IP bridging. Illuminet will also enable VeriSign to deliver data-voice offerings such as WebNum(TM), a navigation service that enables wireless phones to link specific numbers directly to Internet domain names; services using ENUM, which combines phone numbers and domain names to create one contact point for businesses and individuals; and a Global Voice Registry service, which enables callers to reach a business simply by speaking the company's name.

         Under the terms of the agreement, VeriSign will exchange 0.93 shares or options of VeriSign common stock for each outstanding share and option of Illuminet. VeriSign will issue approximately 30.4 million shares for all issued and outstanding shares of Illuminet and will assume Illuminet's outstanding employee stock options. Based on VeriSign's closing stock price of $38.30 per share on September 21, 2001, this exchange ratio values the transaction at approximately $1.2 billion. This acquisition will be accounted for as a purchase transaction and is expected to be completed late in the fourth quarter of 2001 or early in the first quarter of 2002. The acquisition has been approved by the board of directors of each company and is subject to various closing conditions, including government approvals and consent by the stockholders of Illuminet.

2/2/2 VeriSign to Acquire Illuminet


         With more than 900 customers, including major carriers in the long distance, local and wireless markets, Illuminet provides carriers access to the system of signaling networks for nearly the entire U.S. public-switched telecommunications infrastructure.

         Through its comprehensive SS7 network, Illuminet delivers a full range of connectivity, signaling and database services that include seamless roaming for wireless carriers, intelligent network services, Operations Support Interconnection Services, SS7 network usage measurement and real-time account management for pre-paid wireless users. Illuminet supports telecommunications networks used to make wireless calls, long-distance calls and Internet connections by ensuring that carriers can connect to each other and also enabling advanced calling features such as caller identification and local number portability.

         In the second quarter of 2001, Illuminet reported revenues of $47.2 million. It has approximately 500 employees. It is based in Olympia, Washington and also has a significant presence in Overland Park, Kansas and in Dallas, Texas. Operations will continue in those areas. Additional information on Illuminet is available at www.illuminet.com.
                          -----------------

Conference Call

         VeriSign will host a conference call at 5:30am (Pacific) on Monday, September 24th to discuss the announcement. A listen-only live broadcast of the conference call will be available at www.verisign.com. A replay of the
                                     ----------------
teleconference will also be available at (888) 203-1112 (passcode: 733616) beginning at 8:30am (Pacific) on September 24th and running through October 1st.

About VeriSign

VeriSign, Inc. (Nasdaq:VRSN) is the worldwide leader in providing digital trust services that enable everyone, everywhere to use all networks with confidence. Digital trust services create a trusted environment through three core offerings
- Web identity, authentication and payment services - powered by an infrastructure that manages billions of network transactions daily. Additional news and information about the company is available at www.verisign.com.
                                                       ----------------
Statements in this announcement other than historical data and information constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve risks and uncertainties that could cause VeriSign's actual results to differ materially from those stated or implied by such forward-looking statements. The following potential risks and uncertainties, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the transaction to close due to the failure to obtain regulatory or other approvals; failure of the Illuminet stockholders to approve the merger; the risk that the businesses will not be integrated successfully and unanticipated costs of such integration; failure of the combined company to retain and hire key executives, technical personnel and other employees; failure of the combined company to manage its growth and the difficulty of successfully managing a larger, more geographically dispersed organization; failure of the combined company to successfully manage relationships with customers, suppliers and strategic customers; network outages, network capacity constraints or security breaches; failure of the combined company's customers to accept new services or to continue using the products and services of the combined company; and competition in the various markets serviced by the combined company.

More information about potential factors that could affect VeriSign's business and financial results is included in VeriSign's filings with the Securities and Exchange Commission, especially in the company's Annual Report on Form 10-K for the year ended December 31, 2000 and Forms 10-Q for the quarters ended March 31 and June 30, 2001. VeriSign undertakes no obligation to update any of the forward-looking statements made the date of this press release.

VeriSign Contacts:

Media: Tom Galvin, tgalvin@verisign.com, 650-426-5526
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Investor Relations: Katie Ochsner, kochsner@verisign.com, 650-426-3512
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